June 21, 2016

VIA EDGAR

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	New Residential Investment Corp.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the interim period ended March 31, 2016
Filed May 5, 2016
File No. 1-35777

Dear Mr. Gordon,

On behalf of New Residential Investment Corp. (the “Company” or “New Residential”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter, dated June 7, 2016 (the “Comment Letter”), relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on February 26, 2016 (the “2015 10-K”) and Form 10-Q for the quarterly period ended March 31, 2016 filed on May 5, 2016 (the “Q1 Form 10-Q”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.  In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2015 10-K and Q1 Form 10-Q, as applicable.

Form 10-K for fiscal year ended December 31, 2015

Note 12 – Fair Value of Financial Instruments

Real Estate Securities Valuation, page 170

1.	We note your response to prior comment 4. We are unable to locate your disclosure detailing the valuation technique(s) and inputs that underlie the quotations used by third-party pricing services and/or brokers in measuring the fair value of your real estate securities categorized within Level 2 and Level 3 in accordance with ASC 820-10-50-2.bbb. Please confirm to us you will disclose this information in your future periodic filings or tell us how you have met the disclosure requirements.

Response

We respectfully inform the Staff that, in response to the Staff’s comment, we will update our disclosure in future filings around the valuation of real estate securities substantially as presented below (bolded disclosure is new). We believe this draft disclosure, including the tabular disclosure of ranges of assumptions used by New Residential’s valuation providers to the extent reasonably available, satisfies the requirements of ASC 820-10-50-2(bbb), which does not require the disclosure of quantitative information about significant unobservable inputs or assumptions when an entity uses third-party pricing information without adjustment and when quantitative information is not reasonably available.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
June 21, 2016

New Residential generally obtained pricing service quotations or broker quotations from two sources, one of which was generally the seller (the party that sold New Residential the security) for Non-Agency RMBS. New Residential selected one of the quotes received as being most representative of the fair value and did not use an average of the quotes. Even if New Residential receives two or more quotes on a particular security that come from non-selling brokers or pricing services, it does not use an average because it believes using an actual quote more closely represents a transactable price for the security than an average level. Furthermore, in some cases there is a wide disparity between the quotes New Residential receives. New Residential believes using an average of the quotes in these cases would not represent the fair value of the asset. Based on New Residential’s own fair value analysis, it selects one of the quotes which is believed to more accurately reflect fair value. New Residential has not adjusted any of the quotes received in the periods presented. These quotations are generally received via email and contain disclaimers which state that they are “indicative” and not “actionable” — meaning that the party giving the quotation is not bound to actually purchase the security at the quoted price. New Residential’s investments in Agency RMBS are classified within Level 2 of the fair value hierarchy because the market for these securities is very active and market prices are readily observable.

The third-party pricing services and brokers engaged by New Residential (collectively, “valuation providers”) use either the income approach or the market approach, or a combination of the two, in arriving at their estimated valuations of RMBS. Valuation providers using the market approach generally look at prices and other relevant information generated by market transactions involving identical or comparable assets.  Valuation providers using the income approach create pricing models that generally incorporate such assumptions as discount rates, expected prepayment rates, expected default rates and expected loss severities. New Residential has reviewed the methodologies utilized by its valuation providers and has found them to be consistent with GAAP requirements. In addition to obtaining multiple quotations, when available, and reviewing the valuation methodologies of its valuation providers, New Residential creates its own internal pricing models for Level 3 securities and uses the outputs of these models as part of its process of evaluating the fair value estimates it receives from its valuation providers. These models incorporate the same types of assumptions as the models used by the valuation providers, but the assumptions are developed independently. These assumptions are regularly refined and updated at least quarterly by New Residential, and reviewed by its valuation group, which is separate from its investment acquisition and management group, to reflect market developments and actual performance.

For [X]% of our Non-Agency RMBS, with an aggregate fair value of $[X] billion, the ranges of assumptions used by New Residential’s valuation providers are summarized in the table below. The assumptions used by New Residential’s valuation providers with respect to the remainder of New Residential’s Non-Agency RMBS were not readily available.

	Fair Value	Discount Rate	Prepayment Rate	CDR	Loss Severity
Non-Agency RMBS

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
June 21, 2016

Form 10-Q for interim period ended March 31, 2016

SpringCastle Transaction, page 9

2.	We note you obtained a controlling financial interest as a result of the SpringCastle Transaction on March 31, 2016, and now consolidate the Consumer Loan Companies. We further note you disclose that the fair value of debt assumed in the SpringCastle Transaction was estimated based on a discounted cash flow model. As your controlling interest was achieved in stages, please tell us how you have met such disclosure requirements of paragraphs 1, 3 and 4 of ASC 805-10-50-2g related to your equity interest in the acquiree, or tell us why such information has not been provided.

Response

We respectfully inform the Staff that the fair value of our equity interest in the Consumer Loan Companies immediately before the acquisition date was equal to a pro rata portion of the assumed gross purchase price disclosed on page 10 of the Q1 Form 10-Q. This is evidenced by at least two facts: (i) no goodwill was recognized as a result of the acquisition because, as disclosed in page 11 of the Q1 Form 10-Q, the total consideration transferred was equal to the fair value of the net assets acquired and (ii) no control premium was paid, as illustrated by the fact that the non-controlling member paid the same price for its 50% portion of the aggregate 47.0% equity ownership acquired by the SpringCastle Buyers, as disclosed on page 9 of the Q1 Form 10-Q. Furthermore, because our basis in the equity of the Consumer Loan Companies immediately before the acquisition date was zero, the fair value of such interest was equal to the gain recorded of $71.3 million.

Therefore, in presenting the related disclosures in the Q1 Form 10-Q, the acquisition-date fair value of our equity interest in the Consumer Loan Companies immediately before the acquisition date was readily calculable from the information provided. Furthermore, the valuation technique used was a market approach using the price paid in an actual orderly transaction between market participants at the measurement date and no additional inputs were used in developing this fair value measurement.

In response to the Staff’s comment, we will add the bolded disclosure to our existing disclosure in future filings:

As a result of the SpringCastle Transaction, New Residential obtained a controlling financial interest in the Consumer Loan Companies, which triggered the application of the acquisition model in ASC No. 805, including the fair value recognition of all net assets over which control has been obtained and the remeasurement of any previously held noncontrolling interest. Based on the guidance in ASC No. 805, New Residential has consolidated all of the assets and the related liabilities of the Consumer Loan Companies assuming a gross purchase price of $237.5 million. This gross purchase price is representative of the fair value, measured in accordance with ASC No. 820, of 100% of the net assets of the Consumer Loan Companies, which was used to derive the $111.6 million purchase price for an aggregate 47.0% of the equity ownership acquired by the SpringCastle Buyers. New Residential previously held a 30% equity method investment in the Consumer Loan Companies, which had a basis of zero, and a fair value of $71.3 million based on 30% of the gross purchase price of $237.5 million, immediately prior to the SpringCastle Transaction. Therefore, the remeasurement of New Residential’s previously held equity method investment resulted in a gain of $71.3 million, which was recorded to Gain on Remeasurement of Consumer Loans Investment.

Mr. Daniel L. Gordon
U.S. Securities and Exchange Commission
June 21, 2016

* * *

Please contact the undersigned at (212) 798-6119 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Chief Financial Officer

cc:          Mark Rakip, Staff Accountant, U.S. Securities and Exchange Commission